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                              November 29, 2023

       Qingfeng Feng
       Chief Executive Officer
       Lotus Technology Inc.
       No. 800 Century Avenue
       Pudong District, Shanghai
       People's Republic of China

                                                        Re: Lotus Technology
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed November 15,
2023
                                                            File No. 333-275001

       Dear Qingfeng Feng:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4 filed November 15, 2023

       Recent Development of Lotus Tech, page 39

   1. Please revise the disclosure in this section to remove any implication that investors should not rely on the
information presented. If you choose to disclose preliminary results, you should be able to
assert that the actual results are not expected to differ materially from that reflected in the
preliminary results. Additionally, revise your disclosures to prominently label as
preliminary at the beginning of your discussion.
       Unaudited Pro Forma Condensed Combined Financial Information, page 326

   2. Please revise you reference that the LCAA's unaudited information as of and for the six months ended June 30,
2023 are included elsewhere in the proxy statement/prospectus.
 Qingfeng Feng
FirstName LastNameQingfeng  Feng
Lotus Technology Inc.
Comapany 29,
November  NameLotus
              2023    Technology Inc.
November
Page 2    29, 2023 Page 2
FirstName LastName
       Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Shu Du, Esq.